U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Wicker                          Damion                       E.
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   (Last)                            (First)              (Middle)
c/o Chase Capital Partners
1221 Avenue of the Americas
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                                    (Street)
New York                          New York                 10020

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   (City)                            (State)                (Zip)

05/04/2000
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2.   Date of Event Requiring Statement (Month/Day/Year)


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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

Genomic Solutions Inc.
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4.   Issuer Name and Ticker or Trading Symbol


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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

05/04/2000
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6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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

Common Stock                              28,880                      I                   (FN 1)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)



FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

Series C Preferred                                   Callable
Stock (FN 2)              Immed      N/A             Common Stock          3,371,428        1 for 1          I             (FN 1)
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Series D Preferred                                   Callable
Stock (FN 2)              Immed      N/A             Common Stock            987,488        1 for 1          I             (FN 1)
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                                                     Callable
Warrants (FN 3)           Immed      N/A             Common Stock            629,414        0.01            I              (FN 1)
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                                                     Callable
Options (FN 4)            Immed     1/2008           Common Stock             10,000        0.37 for 1      D
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                                                     Callable
Options (FN 4)            Immed     1/2009           Common Stock             10,000        $2.00 for 1     D
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
Explanation of Responses:


(1) The amounts shown represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC, ("CVCA, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners, which is (i) the sole shareholder of the managing member of CVCA, LLC and (ii) the manager, by delegation, of CVCA, LLC.
     The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables including CVCA, LLC's and CCP's internal rate of return and vesting. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest in them.

(2) At the close of the initial public offering of the Issuer, each share of Series C and Series D Preferred Stock and each share of Common Stock will be converted into callable Common Stock on a 1 for 1 basis.

(3) At the close of the initial public offering of the Issuer, the Warrants will be converted into callable Common Stock.

(4) The reporting person is contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, CVCA, LLC.


/s/ Damion E. Wicker                                            6/9/00
---------------------------------------------            -----------------------
    Damion E. Wicker                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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